File number 82 - 524

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

RECEIVED
2005 NOV -8 P 1:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

05012407

Securities and Exchange Coı
Office of International Corpor
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

31 October 2005

82-34640

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

12 Oct 2005	EEV Restatement
12 Oct 2005	Holding in Company
14 Oct 2005	Treasury stock
28 Oct 2005	Treasury stock

Should you require any assistance, please do not hesitate to contact me by email to jenni.horn@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

PROCESSED
NOV 09 2005
THOMSON FINANCIAL

Enc.

dlw 11/8

Friends Provident is the business name of certain companies in the Friends Provident group of companies that we list overleaf

INVESTOR IN PEOPLE

Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Holding(s) in Company
Released	11:39 12-Oct-05
Number	PRNUK-1210

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Friends Provident plc

2) Name of shareholder having a major interest

AXA S.A. and its group companies

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

Subsidiary companies of the shareholder named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of ordinary shares of 10p each held by each of them

Holder

Non Beneficial

Chase Nominees Ltd a/c 17336	172,000
Chase Nominees Ltd a/c 17260	310,987
AXA France (registered details not disclosed)	62,848
AXA Australia (registered details not disclosed)	829,465
AXA Financial Inc. (registered details not disclosed)	281,698,939
AXA Rosenburg (registered details not disclosed)	42,759,230
AXA Financial Inc. (registered details not disclosed)	90,863
AXA Colonia Konzern (registered details not disclosed)	30,000
Chase Nominees Ltd a/c 21652	24,000
HSBC Global Nominee (UK) Limited a/c 845042	150,000

Beneficial

HSBC Global Nominee (UK) Limited a/c 867530	720,000

HSBC Global Nominee (UK) Limited a/c 867116	1,250,000
HSBC Global Nominee (UK) Limited a/c 867220	100,000
HSBC Global Nominee (UK) Limited a/c 867268	1,250,000
Smith and Williamson Nominees Ltd a/c S66	111,750
BNY (OCS) Nominees Limited	73,291
Sun Life International (IOM) Ltd a/c SLI11	2,000
AXA Colonia Konzern (registered details not disclosed)	6,917,000

5) Number of shares/amount of stock acquired

20,595,387 shares

6) Percentage of issued class

0.97%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 10p each

10) Date of transaction

10 October 2005

11) Date company informed

11 October 2005

12) Total holding following this notification

336,552,373 shares

13) Total percentage holding of issued class following this notification

16.04%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Gordon Ellis - 01306 654802

16) Name and signature of authorised company official responsible for making this notification

Gordon Ellis

Date of notification - 12 October 2005

END

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	16:08 14-Oct-05
Number	PRNUK-1410

Treasury Shares

14 October 2005

Friends Provident plc announces that following the transfer of 250,437 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc ShareSave Scheme and the Friends Provident plc Executive Share Option Scheme, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 40,776,275 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

END

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	16:24 28-Oct-05
Number	PRNUK-2810

Treasury Shares

28 October 2005

Friends Provident plc announces that following the transfer of 348,466 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc ShareSave Scheme the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 40,427,809 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

END

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Company	Friends Provident PLC
TIDM	FP.
Headline	EEV Restatement
Released	07:00 12-Oct-05
Number	5376S

RNS Number:5376S
Friends Provident PLC
12 October 2005

Friends Provident plc

European Embedded Value Restatement

Friends Provident has today disclosed the effects of restating its full year to 31 December 2004 Achieved Profit ("AP") supplementary information results under the European Embedded Value ("EEV") basis.

- Contribution to profits from new Life & Pensions business has increased by 26% to £78m* (AP: £62m).
- Group underlying profit has increased by 16% to £398m (AP: £344m).
- Group embedded value has reduced by 4% to £3,091m (AP: £3,226m), in line with the guidance given on 29 July 2005 and reflecting allowance for options and guarantees.
- Life & Pensions return on embedded value has increased to 11.0% (AP: 8.4%).
- The EEV methodology adopted uses the bottom-up market-consistent approach to allow for risk.

Friends Provident will use the EEV basis for reporting its full year 31 December 2005 preliminary supplementary information results, replacing the Achieved Profit basis.

Philip Moore, Group Finance Director, said:

"We've seen tremendous changes in financial accounting in recent years. The EEV Principles are probably the first of these that seek to positively assist the insurance sector, by providing solid, robust and transparent information. EEV is a major milestone in improving investor understanding of the Life and Pensions business.

Our EEV methodology is both rigorous and robust and delivers a clear picture of our progress. The results demonstrate the fruits of our risk focused approach. For example the increase in our 2004 underlying profit under EEV, when compared to the achieved profit results, reflects the lowering of the risk profile of our business.

EEV reporting has no impact on our solvency, cash generation or dividend policy."

* after cost of required capital, pension service charge and share incentives, before tax.

- Ends -

For further information contact:

Nick Boakes	Friends Provident plc	0845 64 17914
Di Skidmore	Friends Provident plc	0845 64 17833
Simon Moyse	Finsbury Limited	0207 25 13801

Ref: F130

Notes to editors:

1. An analyst presentation will take place at 10.30am today at JP Morgan Cazenove, 20 Moorgate, London EC2R 6DA.

2. The analyst presentation will be webcast live and can be viewed on the Friends Provident website: http://www.friendsprovident.com/results

3. The presentation slides will be available from 10.30am and can be viewed on: www.friendsprovident.com/presentations

5. Friends Provident media image library is available at www.friendsprovident.com/imagelibrary. A newscast login is required.

6. Financial reporting dates

Dividend dates:	
Shares go ex dividend	5 October 2005
Record date	7 October 2005
Dividend paid	25 November 2005
Financial Reporting Calendar:	
2005 Quarter 3 life and pensions new business	1 November 2005
2005 Full Year life and pensions new business	31 January 2006
2005 Friends Provident plc preliminary results	23 March 2006

7. Certain statements contained in this announcement constitute "forward-looking statements". Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, performance or achievements, from time to time, of Friends Provident plc, its subsidiaries and subsidiary undertakings or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others, adverse changes to laws or regulations; risks in respect of taxation; unforeseen liabilities from product reviews; asset shortfalls against product liabilities; changes in the general economic environment; levels and trends in mortality and morbidity; restrictions on access to product distribution channels; increased competition; and the ability to attract and retain personnel. These forward-looking statements are made only as at the date of this announcement and, save where required in order to comply with the Listing Rules, there is no obligation on Friends Provident plc to update such forward-looking statements.

Contents

1. Impact of adopting the European Embedded Value ("EEV") Principles

In May 2004, the CFO Forum published the European Embedded Value Principles, with the aim of improving the consistency and transparency of embedded value reporting. Friends Provident will adopt the EEV Principles in respect of its financial year ending 31 December 2005 and is restating its financial information for the year ended 31 December 2004 on this basis. The purpose of this document is to set out the impact of the restatement.

Restatement of key performance indicators
31 December 2004

	European Embedded Value Basis	Achieved Profit Basis	Change
New business contribution *	£78m	£62m	26%
Group underlying profit	£398m	£344m	16%
Embedded value **	£3,091m	£3,226m	(4%)
ROEV Life & Pensions	11.0%	8.4%	31%

Not including Lombard

* after cost of required capital, pension service charge and share incentives, before tax.
** on a pro-forma embedded value basis for F&C

We have been working closely with our consulting actuaries, Tillinghast, to develop our EEV methodology. An audit report from KPMG is in Section 6.

In this section we describe the main changes from the previous Achieved Profit methodology and the impacts these changes have on the key information. Detailed results are given in section 2. Our EEV methodology is discussed in more detail in section 3 and EEV assumptions are shown in section 4. Section 5 discloses sensitivities on embedded value and new business contribution.

The following tables set out the effects of adopting the EEV basis on our key financial indicators, compared to the same figures reported under the Achieved Profit basis.

Impact of EEV on new business contribution
Year ended 31 December 2004

		New business contribution £m
Achieved Profit Basis		62
Impact of revised allowance for risk:	Market-consistent valuation	33
	Non-market risks	(12)
Impact of other changes:	New business definition	(3)
	IFRS	(2)
EEV Basis		78

After cost of required capital, pension service charge and share incentives, before tax.

Impact of EEV on Group underlying profit
Year ended 31 December 2004

		Group underlying profit £m
Achieved Profit Basis		344
Impact of revised allowance for risk:	Market-consistent valuation	44
	Options	26
Impact of other changes:	Expected returns	5
	IFRS	(21)
EEV Basis		398

Impact of EEV on embedded value
31 December 2004

		Embedded value £m
Achieved Profit Basis		3,226
Impact of revised allowance for risk:	Market-consistent valuation	19
	Options - market risks	(44)
	Options - non-market risks	(33)
	Other non-market risks	(50)
	Capital requirements	(8)
Impact of other changes:	Corporate costs	(48)

	Debt at market value	(35)
	New business definition	(13)
	IFRS	77
EEV Basis		3,091

On a pro-forma embedded value basis for F&C

As a result of these changes Life & Pensions return on embedded value increases to 11.0% from 8.4%.

1.1 Allowance for risk

The main impact of EEV on our results arises from our revised approach to the allowance for risk in the business. Under the Achieved Profit basis, risks were allowed for implicitly in the risk discount rate. With EEV, we have allowed for risk explicitly. In particular, we have adopted a market-consistent approach to derive risk discount rates, allow for options and guarantees and set the cost of capital. The method is summarised below and described in detail in Section 3.

Overall, the revised allowance for risk increased the 2004 contribution from new business by £21m, reduced the embedded value by £116m and increased Group underlying profit by £70m.

The increase in new business contribution is largely a result of the low investment risks of our main new business products, being unit-linked pensions, savings and protection. The market-consistent approach to risk we have adopted recognises this.

The embedded value reduction reflects the larger investment risks within the in-force business, both in the annuity portfolio and inherent in the options and guarantees of the With Profits Fund.

Deriving risk discount rates

We have used the bottom-up market-consistent approach to value the individual cash flows associated with each product type, in line with the prices of similar cash flows that are traded on the open market.

In principle, within a bottom-up approach, each cash flow is valued using a discount rate that allows for the financial risks within that cash flow. In practice, we calculate the market-consistent value first, allowing for market risks, the market-consistent cost of options and guarantees, the cost of holding required capital and non-market risks. We then derive risk discount rates that, when input into the traditional embedded value models, produce the same result as the market-consistent value. This provides an average risk discount rate for the embedded value.

However, risk discount rates vary by product type and thus a different risk discount rate is derived for the new business contribution, in recognition of the different product mixes of the in-force and new business.

The average risk discount rate for the 2004 embedded value is 8.0% and for the contribution of new business is 6.6%. More detail on the derived risk discount rates by product is given in section 4.

Allowance for the cost of financial options and guarantees

We have made an explicit allowance of £77m for the time value of options and guarantees in the With Profits Fund. This has been calculated on a market-consistent basis and includes £44m for market risk and £33m for non-market risk.

We have derived the time value cost of options and guarantees from the Realistic Balance Sheet model, this model having been developed over a number of years.

The market-consistent approach adopted reflects the benefit of hedging activities we have performed. The time value cost of options and guarantees was £109m at 31 December 2003 and £77m at 31 December 2004. This cost reduced over 2004 largely due to active management and further hedging of the market risks within the With Profits Fund.

Allowance for non-market risk

Non-market risk is allowed for within the time value of options and guarantees and in the cost of capital. In addition, we have set up an explicit provision of £50m for operational risks. We have calculated this provision by comparing the mean impact of variations in operational risk, as modelled in our economic capital calculations, with the existing allowance for operational risk in specific accounting provisions and embedded value projection assumptions.

The provision for operational risk is equivalent to a 0.4% increase in the derived risk discount rate for UK business and 0.8% for international business, recognising the higher operational risks in international business. This impacts both embedded value and the contribution from new business.

Required capital and the cost of capital

Required capital is set at the greater of regulatory capital and economic capital, calculated on our risk appetite. At a product level economic capital requirements are higher than regulatory capital requirements for with profits and annuity business, and lower than regulatory capital requirements on unit linked and protection business.

In aggregate, our economic capital requirements are higher than regulatory capital requirements by approximately £100m. This serves to reduce embedded value. However, this definition of required capital does not impact the contribution to profits from new business as economic capital requirements are less onerous than regulatory capital requirements for new business.

We have allowed for the frictional costs of holding this locked-in shareholder capital, being the tangible costs of holding capital on a market-consistent basis. These costs are lower than the Achieved Profit cost of capital as the traditional method of assessing the cost also implicitly allowed for market risks. This change is included within "market-consistent valuation" in the tables showing the effect of adopting the EEV basis.

1.2 Other changes in methodology

There have also been other changes to the methodology as a result of EEV. In particular:

- £6m of the corporate costs in 2004 have been classified as ongoing corporate costs and capitalised within Group embedded value. This has reduced embedded value by £48m.
- The shareholders' net worth includes the corporate debt of Friends Provident. This debt has been valued at market value, consistent with the EEV guidance. Previously under the Achieved Profit basis this debt was valued on a UK GAAP/ IFRS basis. This change reduces the 2004 embedded value by £35m.
- The EEV Principles provide guidance on what is new business and what is renewal of existing business. We have revised our definition of new business in this context. As a result for group pensions business we no longer anticipate new entrants partially replacing leavers and treat them instead as new entrants when they arrive. This reduces embedded value by £13m and the new business contribution by £3m.

- We have reviewed our economic projection assumptions. The long term assumption for equity risk premium of 21/2% was considered too low and we have increased this by 1/2%. In addition, given the relative risks of property and equity we have reduced our property risk premium by 1/2% from 21/2%. However, as we have followed a market-consistent approach, these assumptions only affect the derived risk discount rates and not the embedded value or contribution to profits from new business. They do impact underlying profits, which are before investment experience, but not total profits, after investment experience is allowed for.

These changes are described in more detail in Section 3.

In addition, there have been changes as a result of adopting IFRS in the primary accounts, the previous Achieved Profit results having been prepared under UK GAAP. The IFRS changes reduced the 2004 contribution from new business by £2m, increased the embedded value by £77m and decreased Group underlying profit by £21m. The impact of the IFRS changes is described in more detail in our IFRS restatement in the press release dated 13 September 2005.

The overall impact of these other methodology changes is to reduce the contribution from new business by £5m, reduce the embedded value by £19m and decrease Group underlying profit by £16m.

1.3 EEV requirements resulting in no change in methodology

Other areas of the EEV methodology have not changed from the Achieved Profit basis. In particular:

- The covered business incorporates the Life & Pensions business, but does not include F&C Asset Management.

- F&C Asset Management service fee profits in respect of the covered Life & Pensions business are not capitalised under the EEV methodology and continue to feed through to F&C's results. This is because F&C Asset Management is treated as a separate business segment within the Group and the arrangement between F&C Asset Management and the Life & Pension business is on an arm's length basis. We believe this is the most appropriate treatment for a separately quoted asset management business.

- The net pension liability of Friends Provident Pension Scheme ("FPPS") is included on an FRS17/IAS19 basis.

These are described in more detail in Section 3.

1.4 New business margin

The EEV Principles adopt a revised calculation for new business margins, whereby the volume of new business is shown on a Present Value of New Business Premium ("PVNBP") basis, rather than the traditional Annualised Premium Equivalent ("APE") basis.

Impact of EEV on new business margin

Year ended 31 December 2004	European Embedded Value Basis	Achieved Profit Basis
Contribution of new business	£78m	£62m
Volume of new business - APE	£463m	£434m
Margin - APE	16.8%	14.3%
Volume of new business - PVNBP	£3,178m	£3,240m

Margin - PVNBP	2.5%	1.9%

After cost of required capital, pension service charge and share incentives, before tax.

APE equals 100% of annualised regular premium and 10% of single premium. PVNBP equals single premiums plus the expected present value of new business premiums of regular premium business, allowing for lapses and other assumptions made in the EEV.

The change in APE amount between EEV and Achieved Profits relates to the revised new business definition for group pension business, whereby we no longer anticipate new entrants partially replacing leavers, treating them as new business when they arrive. This also has an impact on PVNBP.

1.5 Lombard

The acquisition of Lombard was completed on 11 January 2005 and therefore Lombard information was not included within our 2004 Achieved Profit results. The impact on Lombard results of adopting the EEV methodology is shown in the following table.

Impact of EEV on Lombard

31 December 2004		Embedded Value £m	New Business Contribution £m
Achieved Profit Basis		141	41
Impact of revised allowance for risk:	Market-consistent valuation	32	14
	Non-market risks	(17)	(6)
EEV basis		156	49

1.6 Interim results for the half year ended 30 June 2005

The purpose of this document is to restate 2004 Achieved Profit results on an EEV basis. However, we expect the impact of EEV on interim 2005 results to be similar to the impact on 2004 results, except that interim 2005 results are already on an IFRS basis.

2. Detailed EEV results

The tables below show the detailed EEV results for the year ended 31 December 2004.

Summary consolidated income statement on EEV basis
For the year ended 31 December 2004

	2004 £m
Underlying profit (i)	
Life & Pensions	374
Asset Management	40
Expected return on net pension liability	8
Expected return on corporate net assets	(14)
Corporate costs	(10)
Underlying profit	398
Non-recurring items	(55)

Amortisation of Asset Management acquired intangible assets	(21)
Investment return variances	187
Effect of economic assumption changes	(128)
Profit before tax	381
Tax on underlying profit	(88)
Tax credit on items excluded from underlying profit	(13)
Profit after tax	280
Attributable to:	
Equity holders of the parent	282
Minority interest	(2)
	280

Earnings per share		
Based on profit after tax attributable to equity holders of the parent	- basic	15.5p
	- diluted	15.4p
Based on underlying profit on an EEV basis, after tax, attributable to equity holders of the parent		16.3p

(i) underlying profit on an EEV basis represents profit (based on longer-term investment return) before impairment of Asset Management goodwill, amortisation and impairment of Asset Management acquired intangible assets and non-recurring items.

Consolidated statement of recognised income and expenses on an EEV basis
For the year ended 31 December 2004

		2004 £m
Profit after tax		280
Actuarial losses on defined benefit plans		(9)
Profit on deemed disposal of share in Asset Management Business		36
Exchange gains on consolidation and other movements		2
Deferred tax		1
Total recognised income and expenses for the period		310
Attributable to:	Equity holders of the parent	313
	Minority interest	(3)
		310

Life & Pensions EEV profit
For the year ended 31 December 2004

	2004 £m
Contribution from new business (i)	78
Profit from existing business	
- expected return	166
- experience variances	17
- operating assumption changes	4
Development costs	(16)
Expected return on shareholders' net assets within the Life & Pensions business	125
Life & Pensions underlying EEV profit before tax	374

Non-recurring items	(32)
Investment return variances	204
Effect of economic assumption changes	(128)
Life & Pensions EEV profit before tax	418
Attributed tax charge	(114)
Life & Pensions EEV profit after tax	304

(i) The contribution from new business is after the cost of required capital, pension service charge and share incentives.

Summary balance sheet on an EEV basis
At 31 December 2004

	2004 £m	2003 £m
Life & Pensions - long-term funds	627	758
Life & Pensions - shareholder funds	656	664
Life & Pensions net assets (i)	1,283	1,422
Corporate net liabilities on IFRS basis	(232)	(225)
Shareholders' invested net assets	1,051	1,197
Attributable net asset value of Asset Management business (including goodwill) net of minority interest	486	70
Net pension asset/(liability) of FPPS	(5)	(4)
Shareholders' net worth	1,532	1,263
Provision for future corporate costs	(48)	(48)
Value of in-force Life & Pensions business	1,484	1,189
Shareholders' net assets on an EEV basis	2,968	2,404
Called up share capital	199	172
Share premium account	1,799	1,446
EEV reserves	970	786
Shareholders' equity on an EEV basis	2,968	2,404

Value of in-force Life & Pensions business on an EEV basis
At 31 December 2004

	2004 £m	2003 £m
Value of in-force allowing for market risk (excluding time value of options and guarantees)	1,652	1,391
Time value cost of options and guarantees (including the impact of non-market risks)	(77)	(109)
Cost of regulatory solvency capital, plus excess economic capital requirements	(41)	(43)
Provision for operational risks	(50)	(50)
Value of in-force Life & Pensions business	1,484	1,189

Consolidated statement of changes in equity on an EEV basis
For the year ended 31 December 2004

2004

	£m
Total recognised income and expenses for the period attributable to equity holders of the parent including Life & Pensions business on an EEV basis	313
Dividend	(133)
Share based payments	4
Increase in EEV reserves in the period	184
Issue of shares	365
Movements in respect of unclaimed shares issued on demutualisation	15
Net additions to shareholders' equity	564
Shareholder's equity at beginning of period	2,404
Shareholders' equity at end of period	2,968

Pro forma embedded value
At 31 December 2004

A pro-forma adjustment to include the listed Asset Management business at market value is shown in the table below:

	2004 £m	2003 £m
Pro forma adjustment to bring the value of the listed business to market value:		
Shareholders' equity on an EEV basis	2,968	2,404
Adjustment to the value of the listed Asset Management business to market value	123	183
Pro forma embedded value	3,091	2,587

3. EEV methodology

3.1 Basis of preparation

The EEV results presented in this document have been prepared in accordance with the European Chief Financial Officers Forum's EEV Principles issued in May 2004. They will provide the comparative supplementary information ("the supplementary information") expected to be included in the Group's EEV supplementary information for the year ending 31 December 2005, replacing the Achieved Profit basis.

The supplementary information should be read in conjunction with the Group's International Financial Reporting Standards ("IFRS") restatement contained within its press release dated 13 September 2005. This contained information regarding the Group's financial statements prepared in accordance with IFRS issued by the International Accounting Standards Board ("IASB") and adopted for use in the EU. The supplementary information may require adjustment before its inclusion as comparative information due to the continuing work of the IASB and possible amendments to the interpretative guidance and the Group's accounting policies. In accordance with IFRS1, where estimates had previously been made under UK GAAP, consistent estimates have been made on the transition to IFRS.

The directors acknowledge their responsibility for the preparation of the supplementary information in accordance with the EEV Principles. The Board approved the EEV supplementary information on 11 October 2005.

In order to identify the value being generated by the Group's business, the directors use the EEV basis of reporting in respect of covered business.

The EEV basis of reporting is designed to recognise profit as it is earned over the term of the policy. The total profit recognised over the lifetime of the policy is the same as that recognised under the IFRS basis of reporting, but the timing of recognition is different.

The reported embedded value provides an estimate of the value of shareholders' interest in the covered business, excluding any value that may be generated from future new business. This value comprises the sum of the shareholders' net worth, the provision for the cost of future corporate costs and the value of existing business. The shareholders' net worth is the net assets attributable to shareholders, and is represented by the sum of required capital and free surplus. The value of existing business is the present value of the projected stream of future distributable profit available to shareholders from the existing business at the valuation date, on a best estimate basis allowing for risk, adjusted for the cost of holding required capital.

The EEV covered business result is combined with reporting in accordance with IFRS for the remainder of the business, except where EEV Principles dictate a revised accounting policy to that of IFRS.

In addition, a pro forma embedded value is reported showing shareholders' funds on an EEV basis adjusted to include the F&C Asset Management listed subsidiary at market value.

Shareholders' funds on an EEV basis for the Friends Provident Group consist of the following:

- Life & Pensions net assets.
- The Group's share of its investment in Asset Management business on an IFRS basis.
- Corporate net liabilities.
- The net pension liability of FPPS on an IAS 19 basis (but not including holdings in non-transferable securities issued by the operating entity) (net of deferred tax).
- A provision for future corporate costs.
- The present value of future profits attributable to shareholders from existing policies of the Life & Pensions business.

The shareholders' net worth includes the corporate debt of Friends Provident. This debt is valued at market value, consistent with the EEV guidance.

3.2 Covered business

The covered business incorporates the Life & Pensions business defined as long-term business by UK and overseas regulators.

F&C Asset Management is not included in the definition of covered business.

3.3 Allowance for risk

The allowance for risk in the shareholder cash flows is a key feature of the EEV Principles. The EEV guidance sets out three main areas available to allow for risk in an embedded value:

- The risk discount rate.
- The allowance for the cost of financial options and guarantees.
- The cost of holding both prudential reserves and any additional required capital.

We use the market-consistent approach to allow for risk in all three areas.

3.4 Deriving risk discount rates

We have calculated a market-consistent embedded value for each product line by valuing the cash flows in line with the prices of similar cash flows traded on the open market.

In principle, each cash flow is valued using the discount rate consistent with that applied to such a cash flow in the capital markets. For example, an equity cash flow is valued using an equity risk discount rate, and a bond cash flow is valued using a bond risk discount rate. If a higher return is assumed for equities, the equity cash flow is discounted at this higher rate.

In practice, for liabilities where the payouts are either independent or move linearly with market movements, we have applied a short cut method known as the "certainty equivalent" approach whereby we have assumed all assets earn the risk-free rate and discount all cash flows using the risk-free rate. This gives the same result as applying the method in the previous paragraph.
We have also calculated a market-consistent cost of financial options and guarantees and a market-consistent cost of holding required capital. The cost of financial options and guarantees includes additional allowance for non-market risk within the With Profits Fund. We make an additional provision for operational risks. These are described further later.

For presentational purposes, we have then derived a set of risk discount rates for each product line, and for in-force and new business, by calculating the risk discount rate under a traditional embedded value approach that gives the same value as that from the market-consistent embedded value determined above. These derived risk discount rates are a function of the assumptions used (e.g. equity risk premium, corporate bond spreads). However, as the market-consistent approach is used these assumptions do not impact the level of embedded value; a higher equity risk premium results in an exactly compensating higher risk discount rate.

3.5 Financial options and guarantees

The material financial options and guarantees are those in the Friends Provident Life & Pensions With Profits Fund, in the form of the benefits guaranteed to policyholders and the guaranteed annuity rates associated with certain policies.

The risk to shareholders is that the assets of the With Profits Fund are insufficient to meet these guarantees. While shareholders gain only a small share of profits in the With Profits Fund (via 1/9th of the cost of bonus), they can potentially be exposed to the full cost if fund assets are insufficient to meet policyholder guarantees. The time value cost of this asymmetry, known as the "burn-through" cost, is modelled stochastically, as it will only occur in some adverse scenarios. The burn-through time value cost is calculated as the difference between the average value of shareholder cash flows under a number of market-consistent scenarios and the intrinsic shareholder value using risk-free assumptions included within the deterministic model.

The burn-through cost has been assessed using a stochastic model derived from the current Realistic Balance Sheet model. This model has been calibrated to market conditions at the valuation date. Allowance has been made under the different scenarios for management actions, such as altered investment strategy, consistent with the Realistic Balance Sheet model. The burn-through cost would be markedly higher without the hedging activities we have undertaken.

Whilst the EEV guidance suggests that, as a minimum, allowance is made in the cost of financial options and guarantees for stochastic variation in future economic conditions, we have also allowed for variation in non-market risks, as these risks can also serve to increase the burn-through cost. The burn-through cost at 31 December 2004 of £77m, is split £44m market risk and £33m non-market risk. The non-market risks include lapses, annuitant longevity and operational risk within the With Profits Fund. The allowance for non-market risks is made by consideration of the impact of extreme scenarios from our economic capital model.

As we are no longer writing significant amounts of new with profits business and the guarantee levels are lower, there is no material impact of the burn-through cost in the contribution to profits of new business.

3.6 Required capital and the cost of capital

Required capital is set at the greater of regulatory capital and economic capital. Regulatory capital includes prudent reserves as well as solvency margin. Economic capital is determined from our internal models, based on our risk appetite.

At a product level economic capital requirements are higher than regulatory capital requirements for with profits and annuity business, and lower than regulatory capital requirements on unit linked and protection business. In aggregate, our economic capital requirements are higher than regulatory requirements by approximately £100m.

Capital requirements under EEV amounted to £741m, at 31 December 2004. This included shareholder assets required to support the With Profits Fund.

For new business, regulatory capital requirements are higher than economic capital requirements, given the high proportion of unit linked and protection new business, and the contribution to profits from new business is therefore based on regulatory capital requirements.

The EEV includes a deduction for the cost of holding the required capital. We have allowed for frictional costs, being the tangible costs of holding capital, on a market-consistent basis. These consist of the total taxation and investment expenses incurred on locked-in shareholder capital and reflect the cost to an investor of holding an asset through investment in a life company, rather than investing in the asset directly.

We have not allowed for any agency cost adjustment, this representing the potential markdown to value that investors will apply because they do not have direct control over their capital. Any adjustment would be subjective and different investors will have their own views of what, if any, adjustment should be made.

3.7 Non-market risk

An investor can diversify away the uncertainty around the return on non-market risks, such as mortality and expenses. Hence in a shareholder valuation the allowance for non-market risk is made through the appropriate choice of best estimate experience assumptions and the impact of non-market risks on the level, and hence the cost, of capital.

We have reviewed our allowance for non-market risk in this context and overall are satisfied with our choice of best estimate assumptions. However, best estimate assumptions may fail to represent the full impact on shareholder value where the impact of fluctuations in experience is asymmetric; that is where adverse experience has a higher impact on shareholder value than favourable experience. The areas where we have identified such asymmetries are the burn-through cost and operational risk.

As discussed in section 3.5, we have taken into account the impact of variations in non-market risks in our burn-through cost calculation. This allows for asymmetries arising from the profit sharing mechanism.

In addition, we have set up a £50m provision for operational risks in the shareholder funds. We have calculated this provision by comparing the mean impact of variations in operational risk, as modelled in our economic capital calculations, with the existing allowance for operational risk in specific accounting provisions and embedded value projection assumptions.

This provision of £50m is equivalent to a 0.4% increase in the risk discount rate for UK business and 0.8% for international business, recognising the higher operational risks in international business. This impacts both embedded value and the contribution from new business.

We already apply a detailed methodology for setting the operational risk provision. We expect to further refine this going forward.

3.8 Expenses

The EEV guidance requires companies to actively review expense assumptions, and include an allowance for holding company (corporate) costs and service company costs.

Corporate costs

Corporate costs relate to those costs incurred at the corporate level that are not directly attributable to the Life & Pensions or the F&C Asset Management businesses.

In our EEV methodology corporate costs are classified as either ongoing costs or development and one-off costs. For 2004, £6m of corporate costs were regular ongoing corporate costs and £4m were development or one-off costs. We have capitalised the ongoing costs under EEV. The impact is a provision of £48m.

Service costs

Service company costs are included in the EEV expense assumption calculations. Included within these are the fees charged by F&C Asset Management for investment management services to the covered Life & Pensions business.

F&C Asset Management service fee profits in respect of covered Life & Pensions business are not capitalised under the EEV methodology, as F&C is a separate business segment within the Group and the arrangement between F&C and the Life & Pension business is on an arm's length basis. Instead, these profits (approximately £11m in 2004) are brought into the consolidated profit & loss account on an IFRS basis, and F&C Asset Management is brought into the pro forma embedded value at market value.

3.9 New business

New business during the period includes:

- Premiums from the sale of new contracts.
- Payments on recurring single premium contracts, including Department of Work and Pensions ("DWP") rebate premiums, except existing stakeholder style pensions business where, if a regular pattern in the receipt of premiums for individuals has been established, the regular payment is treated as a renewal of an existing contract and not new business.
- Non-contractual increments on existing policies.
- New entrants in group pensions business.

New business margin
Year ended 31 Dec 2004

	EEV basis
Contribution of new business	£78m
Volume of new business - APE	£463m
Margin - APE	16.8%

Volume of new business - PVNBP	£3,178m
Margin - PVNBP	2.5%

APE equals 100% of annualised regular premium and 10% of single premium. PVNBP equals single premiums plus the expected present value of new business premiums of regular premium business, given lapses and other assumptions made in the EEV.

3.10 Underlying EEV profit

Contribution from new business - Life & Pensions

The contribution from new business is calculated using economic assumptions at the beginning of the period. The contribution from new business using end of period economic assumptions was £79m. Derived risk discount rates for new business have been based on end of period economic assumptions.

The new business contribution is quoted after cost of required capital, pension service charge and share incentives.

Profit from existing business - Life & Pensions

Profit from existing Life & Pensions business comprises the expected return on the value of in-force business at the start of the period plus the impact of any changes in the assumptions regarding future operating experience, changes in the reserving basis (other than economic assumption changes) and profits and losses caused by differences between the actual experience for the period and the assumptions used to calculate the embedded value at the end of the period. The expected return on the value of in-force business is the difference between the expected return on the assets backing the liabilities and the expected change in the market-consistent value of the liabilities. Effectively, this approach is similar to applying an unwind in the risk discount rate to the value of the in-force at the beginning of the year. However, the risk discount rate to be used is a rate appropriate over the period of return only, which is not necessarily equal to the overall in-force risk discount rate averaged across all future durations quoted in Section 4.

Development costs - Life & Pensions

Development costs represent investments made to improve future EEV profits, for example by reducing expenses or increasing future new business volumes. In particular, the Life & Pensions costs represent investment in developing advanced electronic trading systems, e-commerce related activities and new business service automation and improvement.

Expected return on shareholders' net assets

The expected return on shareholders' net assets held within the Life & Pensions business comprises the return on the shareholders' net assets held by the life assurance companies within that business, using the investment return assumptions used to calculate the embedded value at the beginning of the period.

The expected return on corporate net assets is the longer term investment return on assets held by Friends Provident plc and its non-life subsidiaries. It excludes the expected return on the net pension liability and the result of the F&C Asset Management business which are shown separately in the summary consolidated profit and loss account.

Tax

EEV profits are calculated net of tax and then grossed up at the effective rate of shareholder tax. The full standard rate of UK corporation tax has been used to gross up after tax profits on UK business and appropriate tax rates have been

used for the International business, as these closely resemble the effective rate.

4. EEV assumptions

4.1 Principal economic assumptions - deterministic

Economic assumptions are actively reviewed and are based on the market yields on risk-free assets at the valuation date.

Assumptions

UK and Friends Provident International Limited (FPI)	31 Dec 2004 %	31 Dec 2003 %
Risk-free rate (i)	4.6	4.8
Investment returns before tax:		
Fixed interest	4.1-5.2	4.8-5.5
Equities	7.6	7.8
Properties	6.6	6.8
Future expense inflation	3.9	3.9
Corporation tax rate	30	30
Risk discount rate (average) - in force	8.0	8.9
Risk discount rate (average) - new business	6.6	

Lombard:	31 Dec 2004 %
Risk-free rate	4.1
Investment returns before tax:	5.2
Future expense inflation	3.5
Tax rate	25.8
Risk discount rate (average) - in force	6.9
Risk discount rate (average) - new business	7.0

(i) For UK and FPI business the risk-free rate is set with reference to the Gilt yield curve at the valuation date. For annuity and with profits business a term dependent rate allowing for the shape of the yield curve is used as this can significantly impact value. For other business a rate based on the annualised 15-year Gilt yield is used.

Margins are added to the risk-free rates to obtain investment return assumptions for equity and property. For corporate fixed interest securities the investment return assumptions are derived from an AA- bond yield spread, limited to the actual return on the underlying assets. As we have followed a market-consistent approach, these investment return assumptions affect only the derived risk discount rates and not the embedded value result.

Maintenance expenses are assumed to increase in the future at a rate of 1% per annum in excess of the assumed long term rate of retail price inflation. This is derived from the difference between the risk-free rate of return and the average of the FTSE Actuaries over 5-year index-linked gilt at 5% and 0% inflation.

For Lombard the risk-free rate is the average of the 10-15 yr and 15 yr+ yields using the EuroMTS indices. The investment return assumption is the weighted

average (based on asset mix) of returns of fixed interest securities, equities and cash. The Lombard investment return assumption is shown gross of tax, but net of fund management charges.

Average derived risk discount rates are shown for in-force, used for the embedded value, and for new business, used for the contribution of new business. The average derived risk discount rate for in-force has reduced over 2004, due mainly to a lower cost of options and guarantees, arising partly from our hedging strategies, a lower risk-free rate and a shift in the product mix towards lower investment risk products as a result of writing new business.

A more detailed split of the derived risk discount rates is given in the following table.

Derived risk discount rates by product type
31 December 2004

%	Embedded Value With Profits	Annuity	Other UK	International	Total
Risk-free rate	4.6	4.6	4.6	4.6	4.6
Market risks (non-options)	3.0	7.4	1.6	1.0	2.4
Options - market risks	4.7	-	-	-	0.3
Options - non-market risks	3.7	-	-	-	0.3
Other non-market risks	0.4	0.4	0.4	0.8	0.4
Risk discount rate	16.4	12.4	6.6	6.4	8.0

Not including Lombard

%	New business profit UK	International	Total
Risk-free rate	4.6	4.6	4.6
Market risks	1.6	1.0	1.6
Non-market risks	0.4	0.8	0.4
Risk discount rate	6.6	6.4	6.6

Not including Lombard

These tables show that with-profits and annuity business is subject to more investment risk than the remaining business, and so the appropriate risk discount rates are higher.

4.2 Principal economic assumptions - stochastic

The cost of options and guarantees is determined using Deloitte's The Smith Model ("TSM") economic scenario generator. The model is calibrated to market conditions at the valuation date and correlations between the asset classes are derived from historic data, consistent with the Realistic Balance Sheet model.

Risk-free rates are calibrated to the Gilt yield curve.

Equity volatility is calibrated to replicate the implied volatility of FTSE 100 put options held by the With Profits Fund.

Corporate bonds are modelled as a mix of equity and gilt assets, calibrated to derive a default probability observed in historical data.

Property holdings are modelled as a mix of equity and gilt assets, calibrated to derive a level of running yield and volatility as observed in historical data.

Sample implied volatilities by asset class
31 December 2004

	Term 5	15	25	35
15 year risk-free zero coupon bonds	8%	4%	4%	5%
15 year corporate bonds	11%	7%	7%	8%
Equity	13%	15%	17%	18%
Property	14%	15%	17%	18%

Bonus rates are set at levels which fully utilise the assets supporting the in-force business over its lifetime and are consistent with the economic assumptions and company's bonus policy.

4.3 Other assumptions

Other assumptions are regularly reviewed having regard to past, current and expected future experience, and any other relevant data. These are set so as to be best estimate assumptions.

The assumed rates of mortality, morbidity, lapse, surrender, conversion to paid-up and early retirement, which are reviewed annually, have been derived from analyses of the Group's recent operating experience and industry studies. In particular, improvements in annuitant mortality have been assumed to follow the medium cohort for males and 75% of this for females.

Allowance for commission is based on the Group's recent experience.

5. Sensitivity analysis

The table below shows the sensitivity of the embedded value and the contribution from new business to changes in assumptions. For each sensitivity other assumptions remain unchanged, except where changes in economic conditions directly affect them.

Sensitivity analysis
31 December 2004

£m	Notes	Change in Embedded value	Change in New business contribution
Base		3,091	78
1% increase in risk discount rates	1	(130)	(29)
1% increase in equity and property expected returns	2	0	0
1% reduction in risk-free rates, with corresponding change in fixed interest asset values		73	5
10% reduction in market values of equity and property assets	3	(136)	n/a
£100m increase in capital requirements (for embedded value)		(8)	n/a
50% increase in capital requirements (for new business contribution)		n/a	(3)
10% reduction in expenses		33	20

10% reduction in lapses	30	11
10% reduction in annuitant mortality	(83)	(6)
10% reduction in mortality and morbidity (excluding annuities)	56	10

Not including Lombard

1. Although not directly relevant under a market-consistent valuation where the risk discount rate is a derived disclosure only, this shows the impact of a change in the average derived risk discount rate, to enable adjustments to be made to reflect differing views of risk.

2. As a market-consistent approach is used, equity and property expected returns only affect the derived risk discount rates and not the embedded value or contribution to profits from new business.

3. The movement in embedded value comprises an £81m decrease in shareholders' invested net assets and a £55m reduction in the value of in-force Life & Pension business.

6 Auditor's report

Special Purpose Audit Report of KPMG Audit Plc to Friends Provident plc on its European Embedded Value ("EEV") Supplementary Information.

In accordance with the terms of our engagement letter we have audited the EEV supplementary information of Friends Provident plc ("the Company") as at 31 December 2004, set out on pages 11 to 25. As described in the basis of preparation on page 15 the EEV supplementary information has been prepared in accordance with the European Embedded Value Principles issued in May 2004 by the European CFO Forum ("the EEV Principles").

Respective responsibilities of directors and KPMG Audit Plc

As described on page 15, the directors of the Company have accepted responsibility for the preparation of the EEV supplementary information in accordance with the EEV Principles. It has been prepared as part of the Company's conversion of its supplementary information, previously prepared in accordance with the guidance issued in December 2001 by the Association of British Insurers entitled "Supplementary Reporting for Long Term Insurance Business (the Achieved Profits Method)" ("on the Achieved Profits basis") to an EEV basis. Our responsibilities, as independent auditors, are established in the United Kingdom by the Auditing Practices Board, our profession's ethical guidance and the terms of our engagement.

Under the terms of engagement we are required to report to you our opinion as to whether the EEV supplementary information has been properly prepared, in all material respects, in accordance with the basis of preparation set out in the methodology section on pages 15 to 21 of the EEV supplementary information. We also report to you if, in our opinion, we have not received all the information and explanations we require for our audit.

Our report has been prepared for the Company solely in connection with the Company's conversion of its supplementary information, previously prepared on the Achieved Profits basis, to an EEV basis.

We read the other information accompanying the EEV supplementary information and consider whether it is consistent with the EEV supplementary information. We consider the implications for our report if we become aware of any apparent mis-statements or material inconsistencies with the EEV supplementary information.

Our report was designed to meet the agreed requirements of the Company determined by the Company's needs at the time. Our report should not therefore be regarded as suitable to be used or relied on by any party wishing to acquire rights against us other than the Company for any purpose or in any context. Any party other than the Company who chooses to rely on our report (or any part of it) will do so at its own risk. To the fullest extent permitted by law, KPMG Audit Plc will accept no responsibility or liability in respect of our report to any other party.

Basis of audit opinion

We conducted our audit having regard to Auditing Standards issued by the UK Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the EEV supplementary information. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the EEV supplementary information, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the EEV supplementary information is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the EEV supplementary information.

Emphasis of matters

Without qualifying our opinion, we draw your attention to the following matters: As described in the basis of preparation note to the EEV supplementary information, as part of its conversion from the Achieved Profits basis to an EEV basis, the Company has prepared the EEV supplementary information for the year ended 31 December 2004 to establish the financial position and results of operations of the Company necessary to provide the comparative supplementary information expected to be included in the Company's first complete set of EEV supplementary information to be included in the annual report for the year ending 31 December 2005.

As explained in the basis of preparation, in accordance with IFRS 1, First Time Adoption of International Financial Reporting Standards, in arriving at the underlying preliminary IFRS financial information which forms the starting point for the EEV supplementary information, no adjustments have been made for any changes in estimates made at the time of approval of the UK GAAP statutory financial statements on which the preliminary IFRS financial information is based.

Opinion

In our opinion, the accompanying EEV supplementary information for the year ended 31 December 2004 has been properly prepared, in all material respects, in accordance with the basis of preparation set out in the methodology section on pages 15 to 21, which describes how the EEV Principles has been applied.

KPMG Audit Plc
Chartered Accountants
London
12 October 2005

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The company news service from the London Stock Exchange

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